Exhibit 12.01

NUSTAR ENERGY L.P.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars, Except Ratio)

	Three Months Ended March 31, 2010
			Years Ended December 31,
			2009		2008		2007		2006		2005
Earnings:
Income from continuing operations before provision for income taxes and income from equity investees	$21,488		$225,791		$256,994		$154,913		$149,885		$110,069

Add:
Fixed charges	23,937		102,781		113,959		91,594		75,829		46,211
Amortization of capitalized Interest	148		553		440		255		126		80
Distributions from joint ventures	2,400		9,700		2,835		544		5,268		4,657
Less: Interest capitalized	(624)		(1,650)		(5,108)		(5,995)		(1,758)		(1,008)

Total earnings	$47,349		$337,175		$369,120		$241,311		$229,350		$160,009

Fixed charges:
Interest expense (1)	$18,366		$78,622		$92,971		$77,584		$68,241		$41,616
Amortization of debt issuance costs	233		910		815		1,030		726		622
Interest capitalized	624		1,650		5,108		5,995		1,758		1,008
Rental expense interest factor (2)	4,714		21,599		15,065		6,985		5,104		2,965

Total fixed charges	$23,937		$102,781		$113,959		$91,594		$75,829		$46,211

Ratio of earnings to fixed charges	2.0	x	3.3	x	3.2	x	2.6	x	3.0	x	3.5	x

(1)	The “Interest expense, net” reported in NuStar Energy L.P.’s consolidated statement of income for the three months ended March 31, 2010 includes investment income of $13,000.
(2)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.